FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	October	2007
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	Alcatel-Lucent and RIM announce strategic agreement for the distribution of BlackBerry® smartphones in China	3

Document 1

October 23, 2007

FOR IMMEDIATE RELEASE

Alcatel-Lucent and RIM announce strategic agreement for the distribution of BlackBerry® smartphones in China

Paris, France and Waterloo, Ontario, October 23, 2007 – Alcatel-Lucent (Euronext Paris and NYSE: ALU) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced that the companies have expanded their partnership with the signing of a strategic agreement for the distribution of BlackBerry® smartphones in China. The first smartphone offered to Chinese enterprise customers through this agreement will be the 8700 model.

The announcement coincides with the first shipment of smartphones to distribution networks in China and availability for Chinese enterprise customers in key markets is expected to begin later this year. Alcatel-Lucent achieved certification of the 8700 model for the Chinese market through partnership with TCL Communications, a major mobile device manufacturer in China that holds the Alcatel brand for mobile handsets. RIM and TCL Communications are showcasing BlackBerry smartphones at the PT EXPO COMM CHINA 2007 show in Beijing this week.

“This strategic partnership perfectly matches Alcatel-Lucent’s global presence and strength in the Chinese market with the global awareness and popularity of RIM’s BlackBerry brand,” said Frederic Rose, President of Alcatel Shanghai Bell and President of Alcatel-Lucent’s Asia Pacific activities. “This agreement strengthens the distribution frame agreement that Alcatel-Lucent and RIM signed last year covering Africa, the Middle East, South East Asia and now extends to China.”

“Following our launch of the BlackBerry service with China Mobile, we are very pleased to now enter this smartphone distribution agreement with Alcatel-Lucent and Alcatel Shanghai Bell. Our partnership with Alcatel-Lucent has been very productive in other regions and has been key in our progress to import smartphones into the Chinese market,” said Jim Balsillie, Co-CEO of Research In Motion. “The BlackBerry platform offers robust and unmatched benefits for enterprise customers that wish to enhance mobile productivity and competitive advantage. We look forward to building on the early interest and momentum we are experiencing in China with both multinational and domestic corporations.”

RIM continues to expand its global distribution and the industry-leading BlackBerry solution is now available from over 300 carriers around the world.

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) provides solutions that enable service providers, enterprises and governments worldwide, to deliver voice, data and video communication services to end-users. As a leader in fixed, mobile and converged broadband networking, IP technologies, applications, and services, Alcatel-Lucent offers the end-to-end solutions that enable compelling communications services for people at home, at work and on the move. With operations in more than 130 countries,

Alcatel-Lucent is a local partner with global reach. The company has the most experienced global services team in the industry, and one of the largest research, technology and innovation organizations in the telecommunications industry. Alcatel-Lucent achieved adjusted proforma revenues of Euro 18.3 billion in 2006 and is incorporated in France, with executive offices located in Paris. [All figures exclude impact of activities transferred to Thales]. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel :+ 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Mark Burnworth	Tel :+ 33 (0)1 40 76 50 84	mark.burnworth@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Scott Ashby	Tel : +33 (0)1 40 76 29 90	scott.ashby@alcatel-lucent.com
Maria Alcon	Tel: +33 (0)1 40 76 15 17	maria.alcon@alcatel-lucent.com
John DeBono	Tel: + 1908-582-7793	debono@alcatel-lucent.com
Tony Lucido	Tel : +33 (0)1 40 76 49 80	tony.lucido@alcatel-lucent.com
Don Sweeney	Tel : +1 908 582 6153	dsweeney@alcatel-lucent.com

About Research In Motion (RIM)

Research in Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

RIM Media Contact:

RIM Media Relations

Hannah Jackson

Phone: +44 (0)1784 223 929

E-mail: hjackson@rim.com

RIM Investor Relations

+1 (519) 888-7465

investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995.  When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties.  Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities.  The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services. Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no liability and makes no representation, warranty or guarantee in relation to third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 23, 2007	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations